Swiss Re Capital Markets Corporation
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	231,517,379
Financial instruments owned, at fair value		301,444,806
Accrued interest		2,799,003
Income tax paid in advance		42,235
Other assets		731,676
Total assets	$	536,535,099
Liabilities		
Payable to affiliates	$	1,678,674
Total liabilities	$	1,678,674
Subordinated liabilities to SRAH	$	50,000,000
Stockholders' equity		
Common stock - $0.01 par value - 1,000 shares authorized;		
130 shares issued and outstanding	$	1
Additional paid-in capital		387,559,999
Retained earnings		97,296,425
Total stockholders' equity	$	484,856,425
Total liabilities and stockholders' equity	$	536,535,099

The accompanying notes are an integral part of these financial statements.